SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MERK GOLD TRUST
(Name of Issuer)

Merk Gold Shares
(Title of Class of Securities)

590055 109
(CUSIP Number)

May 21, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590055 109	13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS Merk Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,985(1)
	6	SHARED VOTING POWER 2,529,800(2)
	7	SOLE DISPOSITIVE POWER 2,535,785
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,785(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.2%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1)	Represents shares received directly from the Issuer by Merk Investments LLC for its services as sponsor to the Issuer, over which Merk Investments LLC holds sole voting and sole dispositive power.
(2)
Represents shares held by the Merk Hard Currency Fund (the “Fund”), over which Merk Investments LLC, as investment advisor and manager of the Fund, holds shared voting power and sole dispositive power.

(3)	Merk Investments LLC disclaims beneficial ownership of the 2,529,800 shares held by the Fund pursuant to Rule 13d-4.
(4)	Based on 5,152,630 shares outstanding as of January 31, 2015, as reported by the Issuer to Merk Investments LLC.

CUSIP No. 590055 109	13G	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS Merk Hard Currency Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,529,800(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,785(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.2%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC
(1)	Represents shares held directly by the Fund, over which the Fund and Merk Investments LLC, as investment advisor and manager of the Fund, share voting power.
(2)	The Fund disclaims beneficial ownership of the 2,529,800 shares held by it pursuant to Rule 13d-4.
(3)	Based on 5,152,630 shares outstanding as of January 31, 2015, as reported by the Issuer to Merk Investments LLC.

CUSIP No. 590055 109	13G	Page 4 of 6 Pages
Item 1(a)	Name of Issuer: Merk Gold Trust
Item 1(b)	Address of Issuer’s Principal Executive Officers: Merk Gold Trust c/o Merk Investments LLC 332 Pine St, Suite 200, San Francisco, California 94014
Item 2(a)
Name of Person Filing:

This statement is filed by Merk Investments LLC and the Merk Hard Currency Fund (the “Fund”).  Merk Investments LLC is the sponsor of the Issuer and registered investment advisor to the Fund.

Item 2(b)
Address of Principal Office or, if none, Residence:

The address for the principal business office of Merk Investments LLC is:

Merk Investments LLC
555 Bryant St #455
 Palo Alto, CA 94301

The address for the principal business office of the Merk Hard Currency Fund is:

Merk Hard Currency Fund
P.O. Box 558
 Portland, Maine 04112

Item 2(c)	Citizenship: The Fund is a Delaware statutory trust, and Merk Investments LLC is a Delaware limited liability company.
Item 2(d)	Title of Class of Securities: Merk Gold shares, no par value.
Item 2(e)	CUSIP No.: 590055 109
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☒ Investment company registered under Section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8); Merk Hard Currency Fund

(e) ☒ An investment adviser in accordance with Section 24013d-1(b)(ii)(E); Merk Investments LLC

CUSIP No. 590055 109	13G	Page 5 of 6 Pages
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(f).

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Section 13d-1(b)(l)(ii)(J).

Item 4	Ownership as of April 10, 2015: See the attached cover pages.
Item 5	Ownership of Five Percent or Less of a Class: Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.
Item 9	Notice of Dissolution of Group: Not applicable.
Item 10
Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 590055 109	13G	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015

MERK INVESTMENTS LLC
By:	/s/ Axel Merk
Name: Axel Merk Title: President and Chief Investment Officer

MERK HARD CURRENCY FUND

By:	/s/ Karen Shaw
Name: Karen Shaw
Title: Treasurer Forum Funds, on behalf of the Merk Hard Currency Fund

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated April 16, 2015, by and between Merk Investments LLC and the Merk Hard Currency Fund.